SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on July 15th, 2013.

By letter dated July 15th, the Company informs that has signed a renewable credit line with Inversiones Financieras del Sur S.A. ("IFISA"), in wich the company is the lender and IFISA the borrower.

The credit line consists in the sum of up to 4,053,942 ADRS of the company's subsidiary IRSA Inversiones y Representaciones S.A. ("IRSA"), of which 3,609,517 have already been lended. Loan maturity was set to 30 days with the possibility to extend it to up to 365 days at a rate of 3 month Libor +50bp.

The Audit Committee has no objections towards this transaction and its report is available to all shareholders' in the Company's Headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 16th, 2013